UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027670

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 9 2008

Washington, DC
112

SEC FILE NUMBER
8- 51771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies High Yield Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford	Connecticut	06902-6800
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Welch 203-708-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/21

OATH OR AFFIRMATION

I, Robert J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies High Yield Trading, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

JEFFERIES HIGH YIELD TRADING, LLC
(SEC Identification No. 8-51771)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member
Jefferies High Yield Trading, LLC:

We have audited the accompanying statement of financial condition of Jefferies High Yield Trading, LLC. (the Company) as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies High Yield Trading, LLC as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 1 to the financial statements, on April 2, 2007, the Company was reorganized and changed its name to Jefferies High Yield Trading, LLC.

KPMG LLP

February 27, 2008

JEFFERIES HIGH YIELD TRADING, LLC

Statement of Financial Condition

December 31, 2007

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	287,270
Securities borrowed		170,130
Receivable from affiliated brokers and dealers		47,600
Financial instruments owned		676,424
Receivable from affiliates		14,383
Other assets		3,792
Total assets	$	1,199,599
Liabilities and Member's Equity		
Financial instruments sold, not yet purchased	$	201,762
Payable to affiliated brokers and dealers		17,375
Accrued expenses and other liabilities		1,017
Total liabilities		220,154
Member's equity:		979,445
Total liabilities and member's equity	$	1,199,599

See accompanying notes to statement of financial condition.

(1) Background and Organization

On April 2, 2007, Jefferies Partners Opportunity Fund, LLC II ("JPOF II") was reorganized and changed its name to Jefferies High Yield Trading, LLC ("JHYT"). JHYT is a Delaware limited liability company and a wholly-owned subsidiary of Jefferies High Yield Holdings, LLC ("JHYH"). JHYT was formed by Jefferies Group, Inc. ("Jefferies") to consolidate the secondary market trading activities previously performed by the High Yield Division ("High Yield Division") of Jefferies & Company, Inc., JPOF II, Jefferies Partners Opportunity Fund, LLC ("JPOF") and Jefferies Employees Opportunity Fund, LLC ("JEOF"). The activities of JHYT are overseen by the same management previously responsible for the trading activities of JPOF II. The term of the new arrangement is through March 31, 2013, with an option to extend.

JHYT acquires, actively manages, and trades a diverse portfolio of primarily non-investment grade instruments consisting of High Yield Debt and Special Situations, including bank debt and equity. JHYT has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the Financial Industry Regulatory Authority.

JHYT claims an exemption from Rule 15c3-3 as of December 31, 2007, based on Section (k)(2)(ii). Financial instrument transactions are cleared through an affiliated broker dealer on a fully disclosed basis. JHYT does not clear any financial instrument transactions with or on behalf of any customers.

JHYT prepares its statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On April 2, 2007, Jefferies & Company, Inc. ("Jefco") contributed certain brokerage assets and secondary market activities of its High Yield Division to JHYH in consideration for Series A non-voting interests in JHYH. Jefco, on behalf of Jefferies, contributed cash, financial instruments, its approximate 17% equity interest in JPOF, and its approximate 22% equity interest in JPOF II, valued at $350.0 million, in consideration for Series B voting interests in JHYH. Leucadia National Corporation ("Leucadia") contributed cash and its approximate 78% percent interest in JPOF II, valued at $350.0 million, to JHYH in consideration for Series C voting interests in JHYH. Jefferies and Leucadia each have 50% of the voting rights in JHYH. Jefferies Special Opportunity Partners, LLC ("JSOP") became a member of JHYH in contemplation of the merger of JPOF into JHYT at which time JSOP contributed cash and net brokerage assets and received $208.0 million of Series D non-voting interests in JHYH. JEOF contributed cash and net brokerage assets into JHYH in consideration for $35.0 million of Series E non-voting interests in JHYH. On May 1, 2007, JEOF was reorganized and became Jefferies Employees Special Opportunity Partners, LLC ("JESOP"). Subsequent to April 2, 2007 and prior to December 31, 2007, JHYH issued an additional $2.0 million of Series D interests to JSOP and $11.1 million of Series E interests to JESOP. After payment of placement fees of $2.4 million to Jefco and accounting for $23.0 million of JEOF and Jefco equity, JHYH contributed total cash and net brokerage assets of $930.7 million to JHYT. Subsequent to April 2, 2007 and prior to December 31, 2007, JHYH redeemed $5.8 million of Series E interests held by JESOP and redeemed an equal amount of capital previously contributed to JHYT.

The reorganization described above was accounted for similar to a reverse acquisition. Accordingly, Jefco's High Yield Division and JEOF are treated as the "acquiring" company for financial reporting purposes. The acquisition has been treated as a recapitalization of Jefco's High Yield Division and JEOF,

as the acquirer. Therefore, the historical financial statements of the High Yield Division and JEOF prior to the acquisition have been recast to be those of the High Yield Division and JEOF, as the acquirer, on an as-if pooling basis. As such, the retained earnings of the High Yield Division and JEOF have been carried forward after the acquisition. Operations prior to the acquisition are those of the High Yield Division and JEOF.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds, which are part of the cash management activities of JHYT, and have original maturities of 90 days or less. At December 31, 2007, such cash equivalents amounted to $285.4 million.

(b) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased and Fair Value

Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value, either through the fair value option election or as required by other accounting pronouncements. A description of JHYT's policies regarding fair value measurement and its application to these financial instruments follows. These instruments primarily represent JHYT's trading activities and include debt and equity securities.

Definition of Fair Value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). The use of fair value to measure financial instruments is fundamental to JHYT's statement of financial condition and is a critical accounting policy. Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that JHYT and others are willing to pay for an asset. Ask prices represent the lowest price that JHYT and others are willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, JHYT does not require that fair value always be a predetermined point in the bid-ask range. JHYT's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair Value Hierarchy. JHYT adopted Financial Accounting Standards Board ("FASB") No. 157, *Fair Value Measurements* ("FASB No. 157"), as of the beginning of 2007. FASB No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring

that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect JHYT's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The type of financial instruments included in Level 1 are highly liquid cash instruments with quoted prices such as listed equities;

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments which are generally included in this category are corporate bonds and convertible bonds;

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments that are included in this category generally include certain illiquid equity securities, debt securities, bank debt, escrow receivables, and other investments.

Valuation Process for Financial Instruments. The overall valuation process for financial instruments may include adjustments to valuations derived from pricing models. These adjustments may be made when, in management's judgment, either the size of the position in the financial instrument or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded (such as counterparty, credit, concentration or liquidity) require that an adjustment be made to the value derived from the pricing models. An adjustment may be made if a trade of a financial instrument is subject to sales restrictions that would result in a price less than the computed fair value measurement from a quoted market price. Additionally, an adjustment from the price derived from a model typically reflects management'sjudgment that other participants in the market for the financial instrument being measured at fair value would also consider such an adjustment in pricing that same financial instrument.

Valuation Models Used to Determine Fair Value. Non-derivative financial assets and liabilities presented at fair value and categorized as Level 3 are generally those that are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flow models, market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. The models' inputs reflect assumptions that market participants would use in pricing the instrument in a current period transaction and outcomes from the models represent an assumed exit price and expected future cash flows. JHYT's valuation

models are calibrated to the market on a frequent basis. The parameters and inputs are adjusted for assumptions about risk and current market conditions. Changes to inputs in valuation models are not necessarily changes to valuation methodologies; rather, the inputs are modified to reflect direct or indirect impacts on asset classes from changes in market conditions. Accordingly, results from valuation models in one period may not be indicative of future period measurements.

(c) ***Federal and State Income Taxes***

JHYT is classified as a single-member limited liability company and, as such, is disregarded as an entity separate from its owner for income tax purposes. Therefore, no provision for income taxes has been made in JHYT's statement of financial condition.

(d) ***Commitments***

As of December 31, 2007, JHYT has an aggregate commitment to invest an additional $18.0 million in Babson-Jefferies Loan Opportunity CLO, Ltd.

(e) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with U.S. GAAP requires JHYT to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f) ***Recent Accounting Developments***

FASB No. 157. In September 2006, the FASB issued FASB No. 157, *Fair Value Measurements.* FASB No. 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. FASB No. 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, FASB No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of FASB No. 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of FASB No. 157 to block discounts, which are to be recorded as an adjustment to opening member's equity in the year of adoption. FASB No. 157 is effective for fiscal years beginning after November 15, 2007. JHYT adopted FASB No. 157 as of the beginning of 2007. To determine the transition adjustment to opening member's equity, JHYT performed an analysis of block discounts, and determined that there was no transition adjustment to opening member's equity as of January 1, 2007.

FASB No. 159. On February 15, 2007, the FASB issued FASB No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115* ("FASB No. 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of FASB No. 159 are elective; however, the amendment to FASB No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities that own trading and available-for-sale securities. The fair value

option created by FASB No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. FASB No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB No. 157. JHYT adopted FASB No. 159 as of January 1, 2007. JHYT elected to apply the fair value option on bank debt and escrow receivables, which are included in financial instruments owned and financial instruments sold, not yet purchased on the Statement of Financial Condition, because they are risk managed by JHYT on a fair value basis. At the time of adoption, JHYT determined a transition adjustment was not required to opening member's equity.

FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the statement of financial condition. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a significant effect on JHYT's statement of financial condition.

(g) ***Principles of Consolidation***

JHYT's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, in accordance with FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities* ("FIN 46(R)"), as revised, JHYT would consolidate entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. Under FIN 46(R), the primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, direct or implied. In situations where JHYT has significant influence but not control of an entity that does not qualify as a variable interest entity, JHYT applies fair value accounting.

(3) Receivable from, and Payable to, Affiliated Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, affiliated brokers and dealers as of December 31, 2007 (dollars in thousands):

Receivable from affiliated brokers and dealers:		
Securities failed to deliver	$	47,459
Other		141
	$	47,600
Payable to affiliated brokers and dealers:		
Securities failed to receive	$	15,572
Other		1,803
	$	17,375

(4) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2007 (dollars in thousands):

		Financial instruments owned		Financial instruments sold, not yet purchased
Corporate debt securities	$	350,080	$	192,285
Corporate equity securities		255,225		774
Investments in limited liability entities and other		44,533		—
Escrow receivables		17,039		—
Bank debt		9,547		8,703
	$	676,424	$	201,762

The following is a summary of JHYT's financial instruments that are accounted for at fair value as of December 31, 2007 by level within the fair value hierarchy (dollars in thousands):

		Level 1		Level 2		Level 3		Total
Financial instruments owned	$	138,186	$	365,617	$	172,621	$	676,424
Financial instruments sold, not yet purchased		774		192,285		8,703		201,762

(5) Revolving Credit Facility

JHYT. In April 2007, JHYT entered into a revolving credit facility agreement with an unaffiliated third party to be used in connection with JHYT's operating activities. At December 31, 2007, $85,200,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires in

March 2008, but provides for annual extensions. Advances under this facility bear interest at the lender's commercial paper rate plus 115 basis points. JHYT incurs a liquidity fee on the total amount available under the revolving credit facility, a program fee on amounts borrowed under the revolving credit facility, and a minimum program fee if program fees did not reach a certain threshold. At December 31, 2007, there were no outstanding balances under the revolving credit facility.

JHYT incurred costs in securing the revolving credit facility. These costs were capitalized and are being amortized over six years. At December 31, 2007, the net unamortized costs of $120,000 are included in other assets in the Statement of Financial Condition.

(6) Related Party Transactions

Jefco, holder of the Series A interest in JHYH, has entered into a services agreement with JHYT and JHYH to provide personnel and facilities and to perform general and administrative services. Jefco has seconded its High Yield Division employees to JHYT for which JHYT reimburses Jefco under terms of the services agreement.

JHYT has entered into a fully disclosed clearing agreement with Jefco. Receivable from, and payable to, affiliated brokers and dealers are for amounts due from and due to Jefco related to trade execution and settlement (see footnote 3).

During the year ended December 31, 2007, Jefferies Execution Services, Inc. ("JefEx") was the sole counterparty to all of JHYT's securities borrowed transactions.

As of December 31, 2007, receivable from affiliates includes $13.1 million from JHYH for organization expenses and services fees payable to Jefco and funded by JHYT, $781,000 from Jefco, and $516,000 from JefEx. The organization fees were paid by Jefco on behalf of JHYH and were subsequently reimbursed by JHYH. The services fees were paid to Jefco under terms of the services agreement. JHYH does not allocate the organizational expenses and services fees to JHYT.

Jefco provided financing to the High Yield Division to fund its operations. Jefco also provided services to the High Yield Division including: technology, research, general and administrative services, and clearing and settlement.

Subsequent to the reorganization, JHYT paid Jefco total cash distributions of undistributed net income of $1.7 million in relation to Jefco's equity interests in JPOF and JPOF II and $736,000 in accordance with Jefco's Class B interests in JPOF and JPOF II.

(7) Financial Instruments

(a) Off-Balance Sheet Risk

JHYT has contractual commitments arising in the ordinary course of business for financial instruments sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect on JHYT's statement of financial condition.

(b) Credit Risk

Financial instrument transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date.

JHYT seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(c) Concentration of Credit Risk

JHYT's activities are executed exclusively with Jefco and JefEx. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. JHYT seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(8) Variable Interest Entity

JHYT owns a variable interest in Babson-Jefferies Loan Opportunity CLO, Ltd., a third party managed warehouse/special purpose entity, in which JHYT has a 33% direct economic interest. JHYT is not the primary beneficiary and therefore does not consolidate this entity. The investment in this entity is accounted for at fair value. This variable interest entity has assets of approximately $453.5 million as of December 31, 2007. JHYT's carrying value in this variable interest entity is valued at $32.8 million at December 31, 2007.

(9) Net Capital Requirement

JHYT is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. JHYT has elected to use the alternative method permitted by Rule 15c3-1, which requires that JHYT maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2007, JHYT had net capital of $558.1 million, which was $557.8 million in excess of required net capital.

END